AMENDMENT NUMBER 1 TO
                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*
                  David Nierenberg
                  The D3 Family Fund
                  19605 NE 8th St.
                  Camas, WA  98607

2.   Issuer Name and Ticker or Trading Symbol
                  NATUS MEDICAL INCORPORATED  (BABY)

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
                  N/A

4.   Statement for Month/Year
                  3/15/02

5.   If Amendment, Date of Original (Month/Year)
                  February 2002

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X/      Director
                  / /      Officer (give title below)
                  / /      10% Owner
                  / /      Other (specify below) N/A
                                   ___________________

7.   Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Reporting Person


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         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned

1.   Title of Security (Instr. 3)
                  Common Stock

2.   Transaction Date(s) (Month/Day/Year)
                  1/25/02 - 3/15/02

3.   Transaction Code (Instr. 8)
                  Code:     S
                  V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Date         Amount(Shares)      (A) or (D)     Price per share
     ---------    --------------      ----------     ---------------
     2/19/2002        14,800              (A)             4.53        (1)
     2/25              3,000              (A)             4.84        (1)
     2/26              3,200              (A)             4.84        (1)
     2/27              1,600              (A)             4.66        (1)
     2/21              6,000              (A)             4.71        (2)
     2/26              4,700              (A)             4.84        (2)
     2/21              4,000              (A)             4.71        (3)
     2/24              2,300              (A)             4.91        (3)
     2/12              2,700              (A)             4.85        (4)
     2/13            105,200              (A)             4.24        (4)
     2/14             10,700              (A)             4.39        (4)
     2/19             40,000              (A)             4.53        (4)
     2/20              6,900              (A)             4.58        (4)
     2/22             15,000              (A)             4.78        (4)
     1/25             77,000              (A)             4.83        (4)
     2/26            121,800              (A)             4.83        (4)
     2/27             36,000              (A)             4.64        (4)
     2/28            420,000              (A)             4.55        (4)
     3/ 4             22,100              (A)             4.55        (4)

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                      929,968

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  D:  857,400 By D3  (4)
                  D:    2,111 By David Nierenberg individually.  A distribution
                               of BABY shares from Trinity Ventures  (5)
                  I:   22,600 By Haredale, Ltd.
                               P.O. Box N-4465, Nassau, New Providence,
                               The Bahamas  (1)
                  I:   10,700 By James Henry Hildebrandt
                               c/o Bain & Company, Tenth Floor, One Pacific
                               Place, 88 Queensway,Hong Kong  (2)
                  I:    6,300 By Toxford Corporation
                               P.O. Box 3048, St. Andrews House, Le Bordage, St. Peter Port, Guernsey, Channel Islands,
                               British Isles  (3)
                  I:   30,857 By The David and Patricia Nierenberg 1993
                               Irrevocable Trust, 6/11/93,
                               Lawrence K. Orr, Trustee  (6)

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  Haredale, Ltd. owns, and Mr. Nierenberg has sole voting and dispositive power over, its 20,000 BABY shares.

                  Mr. Hildebrandt owns, and Mr. Nierenberg has sole voting an dispositive power over, his 10,700 BABY shares.

                  Toxford Corporation owns, and Mr. Nierenberg has sole voting and dispositive power over, its 6,300 BABY shares.

                  The Trust owns, and Mr. Orr has sole voting and dispositive power over, its 30,857 BABY shares.



 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
                  Directors' Options

2.   Conversion or Exercise Price of Derivative Security
                  $11.00 per share

3.   Transaction Date (Month/Day/Year)
                  7/19/2001

4.   Transaction Code (Instr. 8)
                  J  (option grant)

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  30,000

6.   Date Exercisable and Expiration Date (Month/Day/Year)
                  Exercisable 8/19/2001
                  Expires     7/19/2010

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
                  Common Stock 30,000

8.   Price of Derivative Security (Instr. 5)
                  N/A

9.   Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)
                  N/A

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)
                  D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A

Explanation of Responses:

1) Reporting person is investment manager for Haredale, Ltd. and disclaims beneficial ownership.

2) Reporting person is investment manager for Mr. Hildebrandt and disclaims beneficial ownership.

3) Reporting person is investment manager for Toxford Corporation and disclaims beneficial ownership.

4) Reporting person is President of Nierenberg Investment Management Company, Inc., the General Partner of The D3 Family Fund, L.P. disclaims beneficial ownership except to the extent of his pro rata share of D3.

5) Mr. Nierenberg has received a distribution of 2,111 shares from Trinity Ventures.

6) Reporting person is investment manager for The David and Patricia Nierenberg 1993 Irrevocable Trust, 6/11/93, Lawrence K. Orr, Trustee, and disclaims beneficial ownership.




                         /s/ DAVID NIERENBERG                           3/15/02
                         ----------------------------------------       -------
                         ** Signature of Reporting Person                Date


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  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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